November 15, 2010

By Fax and Edgar

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Re:	Neonode Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed November 1, 2010
File No. 000-08419

Dear Mr. Spirgel:

Neonode Inc. (“Neonode”) acknowledges receipt of the letter dated November 4, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We acknowledge that Neonode is responsible for the adequacy and accuracy of the disclosure in the Amended Information Statement and that the Staff comment or changes to disclosures in response to the Staff comment do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert the Staff comment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below is the Staff's comment contained in the Staff Letter (in bold face type) followed by our response.

General

1.
We note a press release issued by the company on October 14, 2010 announcing that Neonode Inc. retained the services of investment banking firm GP Bullhound, the Technology Investment Bank, to assist the company in evaluating current and future strategic financial opportunities. Please advise given your disclosure on page nine of your Information Statement stating that the company has no plan or commitment to issue common stock in connection with one or more strategic transactions subsequent to the increase in the number of authorized shares.

Response:  As set forth in our Information Statement, we currently have no plan or commitment to issue common stock in connection with one or more strategic transactions subsequent to the increase in the number of authorized shares.  While we have retained GP Bullhound to provide us with investment advisory services, at this stage we are only exploring our options and examining the financing alternatives that are available to us.  We have not made any determination as to the type of financing to pursue, if any, or as to the terms of any such financing.  We have no definitive plans and we have not entered into any commitment or agreement regarding the issuance of common stock in connection with any financing.  Since we are currently only in an evaluation stage, our disclosure in the Information Statement is accurate and complete.

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We trust that the response provided above addresses the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact me at Tel: 925-768-0620.

Sincerely,

/s/ David Brunton
David Brunton
Chief Financial Officer
Neonode Inc.